Exhibit 99.1

Elan Corporation, plc	Transition Therapeutics, Inc.
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Elan and Transition Therapeutics Announce Modifications
to ELND005 Phase II Clinical Trials in Alzheimer’s Disease

Two Highest Doses Removed from Phase II Trial, Lowest Dose Continues as Planned

DUBLIN, Ireland – December 15, 2009 – Elan Corporation, plc and Transition Therapeutics, Inc. today notified clinical investigators of modifications to the Phase II study AD201 and open label extension study AD251 for ELND005, a compound being developed for the potential treatment of Alzheimer’s disease.  The AD201 study is evaluating three dose levels of ELND005 compared to placebo in 353 patients.

Patients will be withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily).  The study will continue unchanged for patients who are assigned to the lower dose (250mg dosed twice daily) and placebo groups. The AD251 study will be modified to dose patients only at 250mg twice daily.

The decision by the companies to take these actions was made in concurrence with the Independent Safety Monitoring Committee (ISMC) following a review of the ongoing ELND005-AD201 study. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 and these deaths has not been established.

The ISMC and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

“Today’s decision speaks to our strong commitment to patient safety while allowing for the continued evaluation of ELND005 at the 250mg dose, twice daily,” said Menghis Bairu, M.D., EVP, Chief Medical Officer and Head of Global Development at Elan. “We continue to expect the ongoing study to provide important data to guide the next steps in the development of ELND005 for the potential treatment Alzheimer’s disease.”

About ELND005 (AZD-103)

ELND005 is an orally-administered therapeutic agent that has received fast track designation from the U.S. Food and Drug Administration (FDA) for treatment of mild to moderate Alzheimer's disease. Fast track designation can facilitate development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life-threatening conditions.

ELND005 is currently in a Phase 2 clinical study, which completed enrollment in October 2008. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 353 patients with mild to moderate Alzheimer's disease. The planned treatment period for each patient is approximately 18 months.

About Alzheimer's disease

Alzheimer's disease, a leading cause of dementia, is a progressive brain disorder that gradually destroys a person's memory and ability to learn reason, make judgments, communicate and carry out daily activities. Alzheimer's disease may result from the build-up of toxic beta-amyloid peptides in the brain. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. It is currently estimated that more than 5 million Americans have Alzheimer's disease and more than 24 million people worldwide over the age of 60 have some form of dementia (Source: Alzheimer's Association and Alzheimer's Disease International).

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include ELND005 for the treatment of Alzheimer's disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements regarding the development of scyllo-inositol (ELND005) under the collaboration agreement between Elan and Transition. These statements are based on Elan's and Transition's current beliefs and expectations. ELND005 may not be successfully developed or commercialized under the collaboration agreement. Factors which could cause actual results to differ materially from Elan's and Transition's current expectations include the risks that clinical development of ELND005 fails due to safety or efficacy issues, the results from Phase 1 clinical trials and preclinical testing of ELND005 are not predictive of results to be obtained in Phase 2 or later clinical trials, the patent issued with respect to ELND005 may not provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, the collaboration agreement is terminated early or Elan and Transition encounter other unexpected delays or hurdles. Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with Elan and Transition's drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission and that Transition has filed with the Securities and Exchange Commission and the Ontario Securities Commission. Elan and Transition assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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